Filed by Emeritus Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

Commission File No.: 001-14012

Emeritus Corporation issued the following release, which relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 20, 2014 (the “Merger Agreement”), by and among Emeritus Corporation, Brookdale Senior Living, Inc. (“Brookdale”) and Broadway Merger Sub Corporation, a wholly owned subsidiary of Brookdale.

CONTACT:

Julie K. Davis, Brookdale VP of Strategic Communications

jkdavis@brookdaleliving.com

(615) 564-8225 (direct)

Karen Lucas, Emeritus VP of Communications and Product Development

Karen.lucas@emeritus.com

(206) 204-3038 (direct)

FOR IMMEDIATE RELEASE

Expanded Senior Living Solutions Company Will Meet Needs of Silver Tsunami

As America’s “silver tsunami” draws nearer, a newly-expanded national senior living solutions company will offer an unprecedented continuum of services for seniors and their families. This is the result of a planned merger of Brookdale Senior Living and Emeritus Senior Living, America’s two largest senior living solutions providers. This year, the youngest baby boomers turn 50 and according to the U.S. Census Bureau, people 65 and over are expected to represent 20% of the population by 2030, compared to just 13% in 2010.

Upon anticipated completion of the merger by the third quarter of this year, the combination of Brookdale Senior Living and Emeritus Senior Living – to operate as Brookdale Senior Living (or Brookdale) – will have more than 1,100 senior living communities in 46 states, including the nation’s 30 largest metropolitan areas. It will be able to serve over 112,000 seniors and their families with a workforce of more than 80,000 associates. Brookdale’s scope of services will include independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care. The company also plans to create comprehensive post-hospitalization care services.

Offering the array of senior living solutions is designed to meet America’s growing demand for services as well as the varying needs of individuals throughout the aging process.

“Each person ages differently and every family has its own unique situation,” said T. Andrew Smith, chief executive officer for Brookdale Senior Living. “Seniors often require varying types and levels of care, sometimes in combination with one another, at different times of their lives. Along with a greater geographic presence, this merger will expand the services and solutions we can offer to those in our care now and into the future. In bringing together the nation’s leading providers of award-winning senior living solutions, we will continue to develop and enhance services as we combine resources and share our best practices.”

Brookdale’s scope and breadth after the merger will enable it to help shape senior care for the future.

“Our two organizations have been dedicated to constant innovation,” said Smith. “As we continue this focus, we seek to provide care models that will help the nation in meeting the needs of the rapidly growing senior population.” Smith noted that by 2050, the projected population of Americans 65 and over will reach 88.5 million, more than double the figure from 2010.

“Brookdale and Emeritus have a shared value that is at the foundation of everything we do,” said Granger Cobb, president and CEO for Emeritus. “We are passionately committed to making a difference in the lives of seniors and their families. The combined talent and experience of the organizations will allow us to share best practices and continue to innovate so as to provide a range of solutions that serve the needs and desires of the consumer.”

The merger agreement is subject to shareholder approval by both companies, regulatory approvals and third-party consents, such as lenders and landlords. It is expected to be completed by third quarter of 2014.

About Brookdale Senior Living

Brookdale Senior Living Inc. is a leading owner and operator of senior living communities throughout the United States. The Company is committed to providing senior living solutions within properties that are designed, purpose-built and operated with the highest-quality service, care and living accommodations for residents. Currently, Brookdale operates independent living, assisted living, and dementia-care communities and continuing care retirement centers, with more than 650 communities in 36 states and the ability to serve approximately 67,000 residents. Through its Innovative Senior Care program, the Company also offers a range of outpatient therapy, home health, personalized living and hospice services. For more information, visit www.brookdale.com. Brookdale Senior Living’s common stock is traded on the New York Stock Exchange under the symbol BKD.

About Emeritus Senior Living

Emeritus Senior Living is the largest assisted living and memory care provider in the United States, with the ability to serve nearly 54,000 residents. More than 31,000 employees support approximately 510 communities throughout 45 states coast to coast. Emeritus offers the spectrum of senior residential choices, care options, and life enrichment programs that fulfill individual needs and promote purposeful living during the aging process. Senior living service offerings include independent living, assisted living, memory care, skilled nursing, home health care, and rehabilitation services. Emeritus experts provide insights on senior living, care, wellness, brain health, and family topics at www.emeritus.com, which also offers details on the organization’s family-focused philosophy and services. Emeritus’ common stock is traded on the New York Stock Exchange under the symbol ESC.

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE

BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings” or by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31, 2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

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